May 10, 2023

To Whom It May Concern:

Company Name: Toyota Motor Corporation
Name and Title of Representative: Akio Toyoda, Chairman of the Board of Directors
(Code Number: 7203 Prime of Tokyo Stock Exchange and Premier of Nagoya Stock Exchange)
Name and Title of Contact Person: Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance
(Telephone Number: 0565-28-2121)

Notice Concerning the Disposition of Treasury Stock

under the Restricted Stock Compensation Plan

We hereby inform, as set forth below, that, at the meeting of the Board of Directors held today (the “Resolution Date”), Toyota Motor Corporation (“TMC”) announces that it has decided to dispose of its treasury stock (the “Disposition of Treasury Stock”) as follows.

1. Outline of the Disposal

(1)	Payment date	June 30, 2023

(2)	Class and number of shares to be disposed	475,600 shares of Common stock of TMC

(3)	Disposal price	1,916.5 yen per share

(4)	Total value of the disposal	911,487,400 yen

(5)	Allottee of Shares		Number of allottees	Number of shares
		Members of the Board of Directors	2	421,400 shares
		The Operating Officers of TMC who don’t serve as a Board of Directors	3	54,200 shares

(6)	Others	The Disposal of Treasury Stock is subject to the effectuation of the securities registration statement under the Financial Instruments and Exchange Act.

2. Purposes and Reasons of the Disposal

TMC has resolved at the Meeting of the Board of Directors held on May 8, 2019 to newly introduce a restricted stock compensation plan (the “Plan”) for the members of the Board of Directors of TMC (excluding outside members of the Board of Directors) and the Operating Officers of TMC who don’t serve as a Board of Directors to work to improve the medium- to long-term corporate value of TMC, and to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as a corporate manager, and at the 115th Ordinary General Meeting of Shareholders held June 13, 2019, share compensation was approved by the shareholders to set a maximum amount of 4.0 billion yen per year and of 800,000 shares per year for the number of shares to be allotted as the restricted stock for the Board of Directors of TMC (excluding outside members of the Board of Directors).

In addition, at the 118th Ordinary General Meeting of Shareholders, share compensation was approved by the shareholders to set a maximum amount of 4,000,000 shares per year for the number of shares to be allotted as the restricted stock for the Board of Directors of TMC (excluding outside members of the Board of Directors) due to a 5-for-1 stock split as of October 1, 2021.

3. Outline of the Plan and the allocation contract of the restricted stock (the “Allocation Contract”)

Eligible persons	Members of the Board of Directors of TMC (excluding outside members of the Board of Directors) and the part of the Operating Officers of TMC who don’t serve as a Board of Director

Amount of the share compensation payable to each Eligible Person	Set each year considering factors such as corporate results, duties, and performance

Type of shares to be allotted and method of allotment	Issue or disposal of common shares (with transfer restrictions under an allotment agreement)

Amount to be paid for each share

Determined by the Board of Directors of TMC based on the closing price of TMC’s common shares on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to the Eligible Persons

Transfer restriction period	A period of between 3 and 50years, as determined by the Board of Directors of TMC

Conditions for removal of transfer restrictions

Restrictions will be removed upon the expiration of the transfer restriction period.

However, restrictions on all of the allotted shares which the eligible person have will also be removed in the case of resignation from any position as a Board of Director, an Operating Officer who don’t serve as a Board of Director, or an Audit & Supervisory Board member of TMC due to expiration of the term of office or other legitimate reasons

Gratis acquisition by TMC

TMC will naturally acquire at no cost all of the allotted shares for which the transfer restrictions have not been lifted at the time of the expiration of the transfer restriction period, or at the time of the lifting of the transfer restrictions stipulated. Other grounds for the gratis acquisition shall be stipulated by the Allocation Contract of the restricted stock based on a resolution of the Board of Directors of TMC

This time, after the consideration of the objectives of the Plan, TMC’s business performance, the scope of duties of the Eligible Persons and various factors, TMC decided to pay a total amount of 911,487,400 yen in monetary compensation claims (the “Monetary Compensation Claims”) for the granting of 475,600 common shares of TMC.

Based on the Plan, the five Eligible Persons to whom disposal of shares is scheduled to be allotted will pay in as property contributed in kind all the Monetary Compensation Claims and receive the disposal of common shares of TMC (the “Allotted Shares”) upon the Disposition of Treasury Stock, and the transfer restriction period is 50 years (June 30, 2023~June 30, 2073).

To prevent the transfer, creation of a security interest on, or disposal of the allotted shares for as long as the restrictions are in effect, the Eligible Persons deposit the Allotted Shares in dedicated accounts with Nomura Securities Co., Ltd. for the administration during the transfer restriction period.

4. Basis for calculating the amount to be paid in for the disposal price and other specific details

The Disposition of Treasury Stock to the prospective recipients of the allotted shares will be made by way of in-kind contribution of the Monetary Compensation Claims paid for granting restricted shares under the Plan for the Company’s 119th business term. To avoid issuing the shares based on arbitrary decisions on price, the closing price of the common shares of TMC on the Prime of the Tokyo Stock Exchange of 1,916.5 yen on May 9, 2023 (the business day immediately prior to the Resolution Date), is taken to be the disposal price. Since this was the market price immediately before the date of the resolution of the Board of Directors, it is believed to be reasonable and not to be particularly advantageous.

In addition, the numbers of shares to be allotted were determined at the Executive Compensation Meeting held on April 28, 2023.

End of document